EXHIBIT 99.8

NRG INTERNATIONAL LLC

CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2004 and December 31, 2003, and for

the Three and Six Months Ended June 30, 2004 and 2003

NRG INTERNATIONAL LLC

INDEX

Page(s)

Consolidated Financial Statements (Unaudited)
Unaudited Consolidated Balance Sheets at June 30, 2004 and December 31, 2003	2
Unaudited Consolidated Statements of Operations for the three months ended June 30, 2004 and 2003 and for the six months ended June 30, 2004 and 2003	3
Unaudited Consolidated Statements of Member’s Equity for the three and six months ended June 30, 2004 and 2003	4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003	5
Notes to Unaudited Consolidated Financial Statements	6-25

NRG INTERNATIONAL LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$136,072	$127,020
Restricted cash	55,308	45,874
Accounts receivable	49,960	40,309
Accounts receivable — affiliates	6,285	5,404
Current portion of notes receivable	122,703	64,720
Inventory	17,000	17,900
Prepayments and other current assets	4,469	3,790
Current deferred income tax	700	754
Current assets — discontinued operations	—	12,615

Total current assets	392,497	318,386
Property, plant and equipment, net of accumulated depreciation of $13,002 and $1,467 respectively	418,810	458,224
Equity investments in affiliates	311,491	332,617
Notes receivable, less current portion	361,330	444,052
Notes receivable — affiliate	107,851	111,913
Derivative instruments valuation	46,070	59,907
Other assets	3,118	4,450
Noncurrent assets — discontinued operations	—	47,476

Total assets	$1,641,167	$1,777,025

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Current portion of long-term debt	$62,100	$75,944
Notes payable — affiliate	10,664	10,664
Accounts payable	27,253	30,271
Accounts payable — affiliate	3,909	2,976
Accrued income tax	7,938	18,673
Accrued liabilities	5,565	4,471
Other current liabilities	293	1,839
Current liabilities — discontinued operations	—	62,993

Total current liabilities	117,722	207,831
Other liabilities
Long-term debt	224,800	266,526
Long-term debt — affiliates	193,889	198,300
Deferred income taxes	159,724	165,883
Postretirement and other benefit obligations	10,527	14,016
Derivative instruments valuation	101,209	112,047
Other long-term obligations	18,877	14,959
Noncurrent liabilities — discontinued operations	—	3,729

Total liabilities	826,748	983,291

Commitments and contingencies
Member’s equity	814,419	793,734

Total liabilities and member’s equity	$1,641,167	$1,777,025

The accompanying notes are an integral part of these consolidated financial statements.

NRG INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30

	2004	2003	2004	2003

Revenues	$70,062	$68,557	$167,344	$146,511
Operating costs	64,610	59,442	131,010	122,728
Depreciation and amortization	6,891	4,769	12,019	8,487
General and administrative expenses	1,850	2,195	5,265	3,822

Income (loss) from operations	(3,289)	2,151	19,050	11,474
Equity in earnings of unconsolidated affiliates	19,412	9,131	30,066	25,855
Write downs and gains/(losses) on sales of equity method investments	705	(133,938)	(1,268)	(131,518)
Other income, net	2,881	1,384	4,640	2,977
Interest expense	(3,430)	(2,099)	(5,619)	(4,013)

Income (loss) from continuing operations before income taxes	16,279	(123,371)	46,869	(95,225)
Income tax expense	589	727	7,450	4,487

Income (loss) from continuing operations	15,690	(124,098)	39,419	(99,712)
Income on discontinued operations, net of income taxes	9,475	2,702	7,517	205,227

Net income (loss)	$25,165	$(121,396)	$46,936	$105,515

The accompanying notes are an integral part of these consolidated financial statements.

NRG INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

(Unaudited)

					Accumulated
	Member		Member	Accumulated	Other	Total
			Contributions/	Net Income	Comprehensive	Member’s
	Units	Amount	Distributions	(Loss)	Income (Loss)	Equity

Balances at March 31, 2003 (Predecessor Company)	1,000	$1	$942,795	$(152,820)	$(64,999)	$724,977
Net Loss				(121,396)		(121,396)
Foreign currency translation adjustments and other					64,554	64,554
Impact of SFAS No. 133 for the three months ended June 30, 2003, net of taxes of $5.4 million					23,074	23,074

Comprehensive loss						(33,768)
Contribution from member			7,641			7,641

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$950,436	$(274,216)	$22,629	$698,850

Balances at March 31, 2004 (Reorganized Company)	1,000	$1	$771,256	$25,035	$23,621	$819,913
Net Income				25,165		25,165
Foreign currency translation adjustments and other					(30,325)	(30,325)
Impact of SFAS No. 133 for the three months ended June 30, 2004, net of taxes of $1.5 million					(334)	(334)

Comprehensive loss						(5,494)

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$771,256	$50,200	$(7,038)	$814,419

Balances at December 31, 2002 (Predecessor Company)	1,000	$1	$1,085,689	$(379,731)	$(55,350)	$650,609
Net Income				105,515		105,515
Foreign currency translation adjustments and other					89,445	89,445
Impact of SFAS No. 133 for the six months ended June 30, 2003, net of taxes of $16.1 million					(11,466)	(11,466)

Comprehensive income						183,494
Contribution from member			7,641			7,641
Distribution to member			(142,894)			(142,894)

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$950,436	$(274,216)	$22,629	$698,850

Balances at December 31, 2003 (Reorganized Company)	1,000	$1	$771,256	$3,264	$19,213	$793,734
Net Income				46,936		46,936
Foreign currency translation adjustments and other					(32,714)	(32,714)
Impact of SFAS No. 133 for the six months ended June 30, 2004, net of taxes of $2.8 million					6,463	6,463

Comprehensive income						20,685

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$771,256	$50,200	$(7,038)	$814,419

The accompanying notes are an integral part of these consolidated financial statements.

NRG INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Reorganized	Predecessor
	Company	Company

	For the Six Months Ended
	June 30,

	2004	2003

Cash flows from operating activities
Net income	$46,936	$105,515
Adjustments to reconcile net income to net cash provided by operating activities
Distributions less than equity earnings of unconsolidated affiliates	(19,252)	(27,813)
Write downs and losses on sales of equity method investments	1,268	131,517
Depreciation and amortization	12,019	12,678
Unrealized (gains)/losses on derivatives	1,418	(8,063)
Unrealized exchange (gains)/losses	(98)	65
Deferred income taxes	(894)	20,982
Minority interest	(43)	(1,024)
Gain on sale of discontinued operations	(10,280)	(200,738)
Amortization of out of market power contracts	19,070	8,652
Changes in assets and liabilities
Accounts receivable	(11,249)	(34,219)
Inventory	(298)	(1,743)
Prepayments and other current assets	385	(10,689)
Accounts payable	(3,357)	29,098
Accrued interest	(3,406)	(216)
Accrued income taxes	(10,292)	(1,991)
Accrued liabilities	8,143	(12,171)
Other liabilities	—	61,832

Net cash provided by operating activities	30,070	71,672

Cash flows from investing activities
Investments in affiliates	—	(119)
Capital expenditures	(5,872)	(31,714)
Proceeds from sale of investments	25,092	38,400
Decrease in note receivable	11,770	63,677
Proceeds from sale of discontinued operations	1,159	—
Increase in restricted cash	(13,405)	(10,036)

Net cash provided by investing activities	18,744	60,208

Cash flows from financing activities
Proceeds from issuance of debt	14,311	10,966
Contribution from member	—	7,641
Principal payments on long-term debt	(48,294)	(67,525)
Distribution to member	—	(142,894)

Net cash used in financing activities	(33,983)	(191,812)

Effect of exchange rate changes on cash and cash equivalents	(6,501)	(75,366)
Change in cash from discontinued operations	722	17,898

Net change in cash and cash equivalents	9,052	(117,400)
Cash and cash equivalents
Beginning of period	127,020	192,862

End of period	$136,072	$75,462

The accompanying notes are an integral part of these consolidated financial statements.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Organization

      NRG International LLC (the “Company”), a Delaware company incorporated on October 12, 1992, and converted to a limited liability company in November 2002, is a directly held, wholly owned subsidiary of NRG Energy, Inc. (“NRG Energy”).

      The Company was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates, the power generation facilities owned by Flinders Power in Australia and Saale Energie GmbH in Germany. Flinders is a 760 MW power station and coal mine which sells electricity into the South Australian market. Saale Energie GmbH owns a 400 MW coal powered power station located in Halle Germany and sells output to Vattenfall Europe A.G. (“VEAG”) under a power purchase agreement

      At June 30, 2004, the Company owned total interests in seven power projects in five countries having an aggregate generation capacity of approximately 2,075 MW in various international markets, including Australia, Europe and Latin America.

Recent Developments

      On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. During the bankruptcy proceedings, NRG Energy continued to conduct business and manage the companies as debtors in possession pursuant to sections 1107(a) and 1108 of the bankruptcy code. The Company was not part of these Chapter 11 cases or any of the subsequent bankruptcy filings. On November 24, 2003, the bankruptcy court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003. In connection with NRG Energy’s emergence from bankruptcy, NRG Energy adopted fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) on December 5, 2003. NRG Energy’s fresh start accounting was applied to the Company on a push down accounting basis with the financial impact recorded as an adjustment to the December 6, 2003 member’s equity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      As used in these unaudited interim consolidated financial statements, “Predecessor Company” refers to the Company prior to NRG Energy’s emergence from bankruptcy. “Reorganized Company” refers to the Company after NRG Energy’s emergence from bankruptcy.

      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Securities and Exchange Commission’s (“SEC”) regulations for interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed are set forth in Note 2 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The following notes should be read in conjunction with such policies and other disclosures. Interim results are not necessarily indicative of results for a full year.

      In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all material adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2004 and December 31, 2003, the results of its operations and member’s equity for the three and six months ended June 30, 2004 and 2003 and the cash flows for the six months ended June 30, 2004 and 2003. Certain prior-year amounts have been reclassified for comparative purposes.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comparability of Financial Information

      Due to the adoption of push down accounting as of December 5, 2003, the Reorganized Company’s consolidated balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of push down accounting. A black line has been drawn on the accompanying consolidated financial statements (excluding the balance sheet) to separate and distinguish between the Reorganized Company and the Predecessor Company.

3.	Discontinued Operations

      Statement of Financial Accounting Standards (“SFAS”) No. 144 requires that discontinued operations be valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, the Company’s management considered cash flow analyses and offers related to those assets and businesses. This amount is included in income on discontinued operations, net of income taxes in the accompanying consolidated statements of operations. In accordance with the provisions of SFAS No. 144, assets held for sale will not be depreciated commencing with their classification as such.

      The Company has classified certain business operations, and gains (losses) recognized on sale, as discontinued operations for projects that were sold or have met the required criteria for such classification. The financial results for all these businesses have been accounted for as discontinued operations. Accordingly, current period operating results and prior periods have been restated to report the operations as discontinued.

      For the three and six months ended June 30, 2004 discontinued operations included Hsin Yu. For the three and six months ended June 30, 2003, discontinued operations included Hsin Yu, Killingholme, Cahua and Energia Pacasmayo projects.

      Summarized results of operations of discontinued operations were as follows:

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

	(In thousands of dollars)
Operating revenues	$—	$19,259	$8,266	$57,225
Operating and other expenses	805	16,054	11,113	51,664

Pre-tax income/(loss) from operations of discontinued components	(805)	3,205	(2,847)	5,561
Income tax expense/(benefit)	—	660	(84)	511

Income/(loss) from operations of discontinued components	(805)	2,545	(2,763)	5,050
Disposal of discontinued components — gain, net of income tax expense	10,280	157	10,280	200,177

Net income on discontinued operations	$9,475	$2,702	$7,517	$205,227

      The assets and liabilities of the discontinued operations are reported in the balance sheets as of December 31, 2003 as discontinued operations. All projects have been sold as of June 30, 2004. The major

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

classes of assets and liabilities are presented in the following table and were included in the Power Generation Other International segment.

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Cash	$—	$721
Receivables, net	—	5,121
Inventory	—	2,784
Other current assets	—	3,989

Current assets — discontinued operations	$—	$12,615

Property, plant and equipment, net	$—	$39,838
Other noncurrent assets	—	7,638

Noncurrent assets — discontinued operations	$—	$47,476

Current portion of long-term debt	$—	$40,820
Accounts payable — trade	—	16,401
Accrued interest	—	—
Other current liabilities	—	5,772

Current liabilities — discontinued operations	$—	$62,993

Other long-term obligations	—	3,729

Noncurrent liabilities — discontinued operations	$—	$3,729

      Hsin Yu — During the second quarter 2004, the Company entered into an agreement to sell its interest in the Hsin Yu power generating facility (located in Taipei, Taiwan) to a minority interest shareholder, Asia Pacific Energy Development Company Ltd. The sale reached financial close in May 2004 and resulted in cash proceeds of $1.0 million and a gain of approximately $10.3 million resulting from the negative equity in the project. In addition, although the Company has no continuing involvement in the project, the Company retained the prospect of receiving $1.0 million in additional proceeds upon final closing of Phase II of the project.

      Killingholme — During third quarter 2002, the Company recorded an impairment charge of $477.9 million. In January 2003, the Company completed the sale of its interest in the Killingholme project to its lenders for a nominal value and forgiveness of outstanding debt with a carrying value of approximately $360.1 million at December 31, 2002. The sale of the Company’s interest in the Killingholme project and the release of debt obligations resulted in a gain on sale in the first quarter of 2003 of approximately $201.0 million. The gain results from the write-down of the project’s assets in the third quarter of 2002 below the carrying value of the related debt.

      Peru Projects — In November 2003, the Company completed the sale of the Cahua and Pacasmayo projects (Peruvian Assets) resulting in net cash proceeds of approximately $16.2 million and a loss of $36.9 million.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Write Downs and (Gains)/ Losses on Sales of Equity Method Investments

      Write downs and (gains)/losses on sales of equity method investments recorded in operating expenses in the consolidated statement of operations includes the following:

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	For the		For the
	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

	(In thousands of dollars)
Kondapalli	$—	$(1,812)	$—	$(517)
ECKG	—	(4,223)	—	(7,938)
Loy Yang	(705)	139,973	1,268	139,973

Total write downs and (gains)/losses on sales of equity method investments	$(705)	$133,938	$1,268	$131,518

      Lanco Kondapalli Power Pty Lty, or Kondapalli, — In the fourth quarter of 2002, the Company wrote down its investment in Kondapalli by $12.7 million due to recent estimates of sales value, which indicated an impairment of its book value that was considered to be other than temporary. On January 30, 2003, the Company signed a sales agreement with the Genting Group of Malaysia (“Genting”) to sell its 30% interest in Kondapalli, and a 74% interest in Eastern Generation Services (India) Pvt Ltd (the “O&M company”). Kondapalli is based in Hyderabad, Andhra Pradesh, India, and is the owner of a 368 MW natural gas fired combined cycle gas turbine. In the first quarter of 2003, the Company wrote down the investment in Kondapalli by $1.3 million based on the sales agreement. The sale closed on May 30, 2003 resulting in net cash proceeds of approximately $24.0 million and a gain of approximately $1.8 million, resulting in a net gain of $0.5 million. The gain resulted from incurring lower selling costs than estimated as part of the first quarter impairment.

      ECKG — In September 2002, the Company announced that an agreement had been reached to sell its 44.5% interest in the ECKG power station in connection with the Csepel power generating facilities, and its interest in Entrade, an electricity trading business, to Atel, an independent energy group headquartered in Switzerland. The transaction closed in January 2003 and the Company received the final consideration adjustment in the second quarter of 2003. The sale resulted in cash proceeds of $65.3 million, including $46.8 million which was applied against notes receivable.

      Loy Yang — The Company recorded an impairment charge of $111.4 million during 2002 and an additional impairment charge of $140.0 million during the second quarter of 2003 based on a third party market evaluation and bids received in response to marketing Loy Yang for possible sale. During the first quarter of 2004, the Company wrote down its investment in Loy Yang by $2.0 million due to recent estimates of the expected sales proceeds. In April 2004, the Company completed the sale of its 25% interest in Loy Yang to Great Energy Alliance Corporation, which resulted in net cash proceeds of $26.7 million and a loss of $1.3 million for the six months ended June 30, 2004.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Inventory

      Inventory, which is valued at the lower of weighted average cost or market, consists of:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Fuel oil	$739	$504
Coal	9,601	10,726
Spare parts	6,660	6,670

Total inventory	$17,000	$17,900

6.	Notes Receivable

      Notes receivable consists primarily of fixed and variable rate notes secured by equity interests in partnerships and joint ventures. The notes receivable are as follows:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Notes receivables
Termo Rio 19.5%	$57,323	$57,323

Notes receivable — nonaffiliates	57,323	57,323
Saale Energie GmbH, indefinite maturity date, 4.75%-7.79%	107,829	111,892
Other	22	21

Notes receivable — affiliates	107,851	111,913
Other
Saale Energie GmbH, due August 31, 2021, 13.88% (direct financing lease)	426,710	451,449

Subtotal	591,884	620,685
Less: Current maturities	122,703	64,720

Total	$469,181	$555,965

      The increase in current maturities at June 30, 2004 is due to the reclass of the Termo Rio Note Receivable to current.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant and Equipment

      The major classes of property, plant and equipment were as follows:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Facilities and equipment	$377,206	$323,837
Land and improvements	13,045	15,717
Office furnishings and equipment	3,053	2,081
Construction work in progress	38,508	118,056

Total property, plant and equipment	431,812	459,691
Accumulated depreciation	(13,002)	(1,467)

Property, plant and equipment, net	$418,810	$458,224

8.	Investments Accounted for by the Equity Method

      The Company had investments in various international energy projects. The equity method of accounting is applied to such investments in affiliates, which included joint ventures and partnerships, because the Company has significant influence over operating and financial policies of the projects. Under this method, equity in net income or losses of these projects, is reflected as equity in earnings of unconsolidated affiliates.

      A summary of certain of the Company’s more significant equity method investments, which were in operation at June 30, 2004, is as follows:

Name	Geographic Area	Economic Interest

Gladstone Power Station	Australia	38%
MIBRAG GmbH	Europe	50%
Enfield	Europe	25%
Scudder LA Power Fund I	Latin America	25%

      In addition the Company had a 30% economic interest in Kondapalli, which was purchased in 2001 and sold in 2003; and a 25% economic interest in Loy Yang Power A purchased in 1997 and sold in 2004.

      Summarized financial information for investments in unconsolidated affiliates accounted for under the equity method is as follows:

      Results of Operations:

	For the		For the
	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Operating revenues	$162,949	$205,278	$351,096	$421,530
Operating income	$139,384	$169,047	304,692	363,630
Net income	$23,565	$36,531	$46,404	$57,900

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial Position:

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Current assets	$263,484	$369,800
Other assets	1,681,479	4,621,844
Total assets	1,944,963	4,991,644
Current liabilities	67,774	779,580
Other liabilities	1,323,116	3,524,886
Equity	554,073	687,178
Total liabilities and equity	$1,944,963	$4,991,644
The Company’s share of equity	$228,921	$287,320
The Company’s share of carrying value	311,491	332,617
The Company’s share of net income (YTD)	30,066	1,707

      The Company has ownership in two companies that were considered significant as of June 30, 2004, as defined by applicable SEC regulations, which are accounted for as equity method investments.

      The following tables summarize financial information for Mibrag GmbH, of which the Company owns a 50% interest, including interests owned by the Company and other parties for the periods shown below:

      Results of Operations:

	For the		For the
	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Operating revenues	$101,376	$97,098	$211,800	$188,430
Costs and expenses	11,468	8,402	31,128	22,824
Net income	11,008	13,920	23,072	28,930

      Financial Position:

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Current assets	$171,517	$164,780
Other assets	1,169,023	1,206,934

Total assets	$1,340,540	$1,371,714

Current liabilities	$22,025	$23,198
Other liabilities	981,489	1,031,606
Equity	337,026	316,910

Total liabilities and equity	$1,340,540	$1,371,714

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables summarize financial information for the Company’s 37.5% interest in, and revenue and costs directly attributable to the Company’s investment in Gladstone Power Station unincorporated joint venture.

      Results of Operations:

	For the		For the
	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Operating revenues	$21,564	$17,773	$45,359	$34,879
Operating income	6,371	4,913	12,432	9,767
Net income	3,513	2,445	6,700	4,879

      Financial Position:

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Current assets	$31,919	$34,484
Other assets	197,036	215,472

Total assets	$228,955	$249,956

Current liabilities	$8,395	$22,970
Other liabilities	139,974	146,864
Equity	80,586	80,122

Total liabilities and equity	$228,955	$249,956

9.	Asset Retirement Obligation

      SFAS No. 143, Accounting for Asset Retirement Obligations, requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

      The Company had previously recorded its asset retirement obligation and, as a result, the adoption of SFAS No. 143 on January 1, 2003 had no financial statement impact.

      Upon the acquisition of Flinders Power in August 2000 (primarily the Northern Power Station, the Playford Power Station and the Leigh Creek mining operation), the Company recognized an obligation in the amount of $3.7 million as part of its opening balance sheet under purchase accounting related to an obligation to decommission these facilities at the end of their useful lives. Subsequently, the obligation has grown to $5.8 million at December 31, 2002, through periodic recognition of accretion expense.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following represents the balances of the asset retirement obligation as of December 31, 2003 and related accretion for the six months ended June 30, 2004, which is included in other long-term obligations in the consolidated balance sheet.

	Beginning	Accretion for	Ending
	Balance	Six Months	Balance
	December 31,	Ended June 30,	June 30,
	2003	2004	2004

	(In thousands of dollars)
Australia	$9,438	$526	$9,964

10.	Derivative Instruments and Hedging Activity

      SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities”, as amended, requires the Company to record all derivatives on the consolidated balance sheet as assets or liabilities at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (“OCI”) and subsequently recognized in earnings when the hedged items impact income. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair value of both the derivatives and the hedged items are recorded in current earnings. Changes in the fair value of non-hedge derivatives will be immediately recognized in earnings.

      SFAS No. 133 applies to the Company’s long-term power sales contracts, long-term gas purchase contracts and other energy related commodities financial instruments used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investments in fuel inventories. SFAS No. 133 also applies to various interest rate financial instruments used to mitigate the risks associated with movements in interest rates, foreign exchange contracts used to reduce the effect of fluctuating foreign currencies on foreign denominated investments and other transactions.

Accumulated Other Comprehensive Income (OCI)

      The following table summarizes the effects of SFAS No. 133 on the Company’s OCI balance for the three months ended June 30, 2004:

	Energy	Interest	Foreign
Gains (Losses)	Commodities	Rate	Currency	Total

	(In thousands of dollars)
Accumulated OCI balance at March 31, 2004	$5,654	$(1,304)	$296	$4,646
Unwound from OCI during period	—	—	—	—
Due to unwinding of previously deferred amounts	(2,753)	191	(296)	(2,858)
Mark-to market of hedge contracts	265	2,259	—	2,524

Accumulated OCI balance at June 30, 2004	$3,166	$1,146	$—	$4,312

Gains (Losses) expected to unwind from OCI during next 12 months	$2,224	$(230)	$—	$1,994

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the effects of SFAS No. 133 on the Company’s OCI balance for the six months ended June 30, 2004:

	Energy	Interest	Foreign
Gains (Losses)	Commodities	Rate	Currency	Total

	(In thousands of dollars)
Accumulated OCI balance at December 31, 2003	$(2,319)	$43	$125	$(2,151)
Unwound from OCI during period				—
Due to unwinding of previously deferred amounts	(1,729)	202	(296)	(1,823)
Mark-to market of hedge contracts	7,214	901	171	8,286

Accumulated OCI balance at June 30, 2004	$3,166	$1,146	$—	$4,312

Gains (Losses) expected to unwind from OCI during next 12 months	$2,224	$(230)	$—	$1,994

      Gains of $2.8 million and $1.8 million were reclassified from OCI to current period earnings during the three and six months ended June 30, 2004, respectively, due to the unwinding of previously deferred amounts. These amounts are recorded on the same line in the statement of operations in which the hedged items are recorded. Also during the three and six months ended June 30, 2004, the Company recorded gains in OCI of approximately $2.5 million and $8.3 million, respectively, related to changes in the fair values of derivatives accounted for as hedges.

      The net balance in OCI relating to SFAS No. 133 at June 30, 2004, was an unrecognized gain of approximately $4.3 million. The Company expects $2.0 million of deferred net gains on derivative instruments accumulated in OCI to be recognized in earnings during the next twelve months.

Statement of Operations

      The following table summarizes the pre-tax effects of nonhedge derivatives and derivatives that no longer qualify as hedges on the Company’s statement of operations for the three months ended June 30, 2004:

	Reorganized NRG

	Energy	Interest
	Commodities	Rate	Total

	(In thousands of dollars)
Revenue from majority-owned subsidiaries	$1,057	$—	$1,057
Equity in earnings of unconsolidated subsidiaries	9,733	560	10,293

Total statement of operations impact before tax	$10,790	$560	$11,350

      The following table summarizes the pre-tax effects of nonhedge derivatives and derivatives that no longer qualify as hedges on the Company’s statement of operations for the six months ended June 30, 2004:

	Reorganized NRG

	Energy	Interest
	Commodities	Rate	Total

	(In thousands of dollars)
Revenue from majority-owned subsidiaries	$1,654	$—	$1,654
Equity in earnings of unconsolidated subsidiaries	8,506	629	9,135

Total statement of operations impact before tax	$10,160	$629	$10,789

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the pre-tax effects of nonhedge derivatives and derivatives that no longer qualify as hedges on the Company’s statement of operations for the three months ended June 30, 2003:

	Predecessor NRG

	Energy	Interest
	Commodities	Rate	Total

	(In thousands of dollars)
Revenue from majority owned subsidiaries	$—	$—	$—
Equity in earnings of unconsolidated subsidiaries	2,187	(29)	2,158
Cost of operations	3,759	—	3,759

Total statement of operations impact before tax	$5,946	$(29)	$5,917

      The following table summarizes the pre-tax effects of nonhedge derivatives and derivatives that no longer qualify as hedges on the Company’s statement of operations for the six months ended June 30, 2003:

	Predecessor NRG

	Energy	Interest
	Commodities	Rate	Total

	(In thousands of dollars)
Equity in earnings of unconsolidated subsidiaries	$3,731	$(289)	$3,442
Cost of operations	(5,298)	—	(5,298)

Total statement of operations impact before tax	$(1,567)	$(289)	$(1,856)

Energy Related Commodities

      The Company is exposed to commodity price variability in electricity and natural gas, oil and coal used to meet fuel requirements. In order to manage these commodity price risks, the Company enters into financial instruments, which may take the form of fixed price, floating price or indexed sales or purchases, and options, such as puts, calls, basis transactions and swaps. Certain of these transactions have been designated as cash flow hedges. The Company has accounted for these derivatives by recording the effective portion of the cumulative gain or loss on the derivative instrument as a component of OCI in member’s equity. The Company recognized deferred gains and losses into earnings in the same period or periods during which the hedged transaction affects earnings. Such reclassifications are included on the same line of the statement of operations in which the hedged item is recorded.

      No ineffectiveness was recognized on commodity cash flow hedges during the three and six months ended June 30, 2004 and 2003.

      The Company’s pre-tax earnings for the three and six months ended June 30, 2004 and 2003, were affected by an unrealized gain of $10.8 million and $10.2 million, respectively, associated with changes in the fair value of energy related derivative instruments not accounted for as hedges in accordance with SFAS No. 133.

      The Company’s pre-tax earnings for the three and six months ended June 30, 2003, were affected by an unrealized gain of $5.9 million and an unrealized loss of $1.6 million, respectively, associated with changes in the fair value of energy related derivative instruments not accounted for as hedges in accordance with SFAS No. 133.

      During the three and six months ended June 30, 2004, the Company reclassified gains of $2.8 million and $1.7 million, respectively, from OCI to current-period earnings and expects to reclassify an additional $2.2 million of deferred gains to earnings during the next twelve months on energy related derivative instruments accounted for as hedges.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At June 30, 2004, the Company had hedge and nonhedge energy related commodities financial instruments extending through September 2018.

Interest Rates

      To manage interest rate risk, the Company has entered into interest-rate swap agreements that fix the interest payments of certain floating rate debt issuances. The qualifying swap agreements are accounted for as cash flow hedges. The effective portion of the cash flow hedges’ cumulative gains/losses are reported as a component of OCI in member’s equity. These gains/losses are recognized in earnings as the hedged interest expense is incurred. The reclassification from OCI is included on the same line of the statement of operations in which the hedged item appears.

      No ineffectiveness was recognized on interest rate swaps that qualify as hedges during the three and six months ended June 30, 2004.

      During the three and six months ended June 30, 2004, pre-tax earnings were increased by an unrealized gain of $0.6 million and $0.6 million, respectively, associated with the changes in the fair value of the interest rate derivative instruments not accounted for as hedges in accordance with SFAS No. 133. The Company’s pre-tax earnings for the three and six months ended June 30, 2003, were decreased by an unrealized loss of $0 and $0.3 million, respectively, associated with changes in the fair value of interest rate derivative instruments not accounted for as hedges in accordance with SFAS No. 133.

      During the three and six months ended June 30, 2004, the Company reclassified losses of $0.2 million from OCI to current-period earnings and expect to reclassify approximately $0.2 million of deferred losses to earnings during the next twelve months associated with interest rate swaps accounted for as hedges.

      At June 30, 2004, the Company had interest rate derivatives instruments extending through December 2017.

Foreign Currency Exchange Rates

      To preserve the U.S. dollar value of projected foreign currency cash flows, the Company may hedge, or protect those cash flows if appropriate foreign hedging instruments are available.

      No ineffectiveness was recognized on foreign currency cash flow hedges during the three and six months ended June 30, 2004.

      During the three and six months ended June 30, 2004, the Company reclassified gains of $0.3 million from OCI to current-period earnings and the Company does not expect to reclassify any deferred gains/losses to earnings during the next twelve months on foreign currency swaps accounted for as hedges.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt and Capital Leases

      Long-term debt and capital leases consist of the following:

			Reorganized Company

			June 30, 2004		December 31, 2003

	Stated	Effective		Fair Value		Fair Value
	Rate	Rate	Principal	Adjustment	Principal	Adjustment

	Percent		(In thousands of dollars)
Flinders Power Partnership September 2012	(1)	6%	$184,356	$9,533	$187,668	$10,632
NRG International Inc.	—	(2)	10,664	—	10,664	—

Long-term debt — affiliates			195,020	9,533	198,332	10,632

Saale Energie GmbH, Schkopau capital lease, due 2021	11%	11%	286,900	—	342,470	—

Long-term debt — nonaffiliates			286,900	—	342,470	—

			481,920	9,533	540,802	10,632
Less: Current maturities			72,764	—	86,608	—

			$409,156	$9,533	$454,194	$10,632

(1)	Rate is at 6-month LIBOR plus .5%.

(2)	Non interest bearing

      At June 30, 2004, the Company has timely made scheduled payments on interest and/or principal on all of its debt and was not in default under any of the Company’s debt instruments.

      In December 2003, the Company entered into a note payable in the amount of $10.7 million with NRGenerating Holdings No. 21 BV, an indirect wholly owned subsidiary of NRG Energy and an affiliate of the Company, in connection with the sale of the Company’s 100% ownership interest in Sterling Luxembourg (No. 4) S.a.a.L. (see Note 16 — Related Party Transactions). The note is payable on demand.

Project Financings

Flinders Power

      In September 2000, Flinders Power Finance Pty Ltd (“Flinders Finance”) an indirect wholly owned subsidiary of NRG Energy and an affiliate of the Company, entered into a twelve-year AUD$150 million cash advance facility (US$81.4 million at September 2000). At June 30, 2004 and December 31, 2003, there remains AUD$127.0 million (US$88.8 million) and AUD$135.0 million (US$101.6 million) outstanding under this facility, respectively. The interest has a fixed margin and variable base component. At June 30, 2004 and December 31, 2003, the interest rates were 7.50% and 7.53%, respectively. Ordinarily, interest is paid semi-annually at the end of June and December. Principal payments commence in 2006 and the facility will be fully paid in 2012.

      In March 2002, Flinders Finance entered into a ten-year AUD$165 million (US$85.4 million at March 2002) floating rate loan facility for the purpose of refurbishing the Flinders Playford generating station. At June 30, 2004 and December 31, 2003, the Company had drawn AUD$136.6 million (US$95.5 million) and AUD$114.3 million (US$86.0 million), respectively, of this facility. The interest rate has a fixed margin and variable base component. The interest rates at June 30, 2004 and December 31, 2003, were 7.00% and 7.03%, respectively. Ordinarily interest is paid semi-annually, at the end of June and December. Principal payments for the refurbishment facility commence in 2005. Upon the Company’s downgrades in 2002, there existed a

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

potential default under these facility agreements related to the funding of reserve accounts. On May 13, 2003, Flinders Finance and its lenders entered into a Second Supplemental Deed, which resolved these potential defaults. As part of the terms of that Second Supplemental Deed, part of the refurbishment facility was voluntarily cancelled by Flinders Finance so as to reduce the total available commitment from AUD$165 million to AUD$137 million (US$103.1 million).

      In addition, Flinders Finance has an AUD$20 million (US$15 million) working capital facility, of which AUD$11.2 million (US$8.2 million) is reserved as support for potential calls on performance guarantees. Nothing has been drawn under this facility at June 30, 2004 and December 31, 2003.

      All drawn funds under the above mentioned facilities and bank loans are lent to Flinders Power by Flinders Finance through project loan agreements. The terms and conditions are identical to the agreements with the third parties.

Saale Energie GmbH

      In connection with the purchase of PowerGen’s (third party owner) interest in Saale Energie GmbH, the Company has recognized a nonrecourse capital lease on the consolidated balance sheet in the amount of $286.9 million and $342.5 million, as of June 30, 2004 and December 31, 2003, respectively. The capital lease obligation is recorded at the net present value of the minimum lease obligation payable over the lease’s remaining period of 19 years. In addition, a direct financing lease was recorded in notes receivable in the amount of approximately $426.7 million and $451.4 million as of June 30, 2004 and December 31, 2003, respectively.

12.	Segment Reporting

      The Company conducts its business within two reportable operating segments — Power Generation Australia and Power Generation — Europe. These reportable segments are distinct components with separate operating results and management structures in place. Segment information for the three and six months ended June 30, 2004 and 2003 is as follows.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the three months ended June 30, 2004:

	Reorganized Company
	Power Generation

	Australia	Europe	Total

	(In thousands of dollars)
Operations
Operating revenues	$29,271	$40,791	$70,062
Operating costs	32,354	32,256	64,610
Depreciation and amortization	6,868	23	6,891
General and administrative expenses	701	1,149	1,850
Other income	1,405	1,476	2,881
Interest (expense)	(2,546)	(884)	(3,430)
Equity in earnings in unconsolidated affiliates	3,534	15,878	19,412
Write downs and gains/(losses) on sales of equity method investments	705	—	705
Income tax expense (benefit)	(3,250)	3,839	589
Net income (loss) from continuing operations	(4,304)	19,994	15,690
Net income from discontinued operations	—	9,475	9,475
Net income (loss)	(4,304)	29,469	25,165
Balance sheet
Investment in projects	$98,874	$212,617	$311,491
Total assets	654,879	986,288	1,641,167

      For the three months ended June 30, 2003:

	Predecessor Company
	Power Generation

	Australia	Europe	Total

	(In thousands of dollars)
Operations
Operating revenues	$34,537	$34,020	$68,557
Operating costs	33,481	25,961	59,442
Depreciation and amortization	4,729	40	4,769
General and administrative expenses	653	1,542	2,195
Other income	519	865	1,384
Interest (expense)	(1,855)	(244)	(2,099)
Equity in earnings in unconsolidated affiliates	346	8,785	9,131
Write downs and gains/(losses) on sales of equity method investments	(139,973)	6,035	(133,938)
Income tax expense (benefit)	(1,706)	2,433	727
Net income/(loss) from continuing operations	(143,583)	19,485	(124,098)
Net income from discontinued operations	—	2,702	2,702
Net income/(loss)	(143,583)	22,187	(121,396)

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the six months ended June 30, 2004:

	Reorganized Company
	Power Generation

	Australia	Europe	Total

	(In thousands of dollars)
Operations
Operating revenues	$100,025	$67,319	$167,344
Operating costs	79,587	51,423	131,010
Depreciation and amortization	12,011	8	12,019
General and administrative expenses	1,718	3,547	5,265
Other income	1,641	2,999	4,640
Interest (expense)	(4,451)	(1,168)	(5,619)
Equity in earnings in unconsolidated affiliates	6,706	23,360	30,066
Write downs and losses on sales of equity method investments	(1,268)	—	(1,268)
Income tax expense	118	7,332	7,450
Net income from continuing operations	9,219	30,200	39,419
Net income from discontinued operations	—	7,517	7,517
Net income	9,219	37,717	46,936
Balance sheet
Investment in projects	$98,874	$212,617	$311,491
Total assets	654,879	986,288	1,641,167

      For the six months ended June 30, 2003:

	Predecessor Company
	Power Generation

	Australia	Europe	Total

	(In thousands of dollars)
Operations
Operating revenues	$82,669	$63,842	$146,511
Operating costs	73,088	49,640	122,728
Depreciation and amortization	8,413	74	8,487
General and administrative expenses	851	2,971	3,822
Other income	2,299	678	2,977
Interest expense	(424)	(3,589)	(4,013)
Equity in earnings in unconsolidated affiliates	7,473	18,382	25,855
Write downs and gains/(losses) on sales of equity method investments	(139,973)	8,455	(131,518)
Income tax expense (benefit)	(1,129)	5,616	4,487
Net income (loss) from continuing operations	(129,179)	29,467	(99,712)
Net income from discontinued operations	—	205,227	205,227
Net income	(129,179)	234,694	105,515

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Income Taxes

      Segments of the Company are included in the consolidated tax return filings as a wholly owned subsidiary of NRG Energy. Reflected in the financial statements and note below are separate company federal, state, and international tax provisions as if the company had prepared separate filings. An income tax provision has been established on the accompanying financial statements as of the earliest period presented in order to reflect income taxes as if the Company filed its own tax return. The Company’s parent, NRG Energy, does not have a tax allocation agreement with its subsidiaries nor has it historically pushed down or allocated income taxes to non tax paying entities or entities such as the Company which are treated as disregarded entities for tax purposes.

      The Company operates in various international jurisdictions through its subsidiaries and affiliates and incurs income tax liabilities (assets) under the applicable local tax laws and regulations.

      Income taxes for the six months ended June 30, 2004, was a tax expense of $7.5 million compared to a tax expense of $4.5 million for the same period in 2003. The tax expense for the six months ended June 30, 2004 and 2003, includes only international taxes. U.S. deferred tax assets from net operating loss carryforwards and other timing differences are offset in full by a valuation allowance resulting in no net U.S. tax expense.

      Income taxes for the three months ended June 30, 2004 was a tax expense of $0.7 million compared to a tax expense of $0.8 million for the same period in 2003. The tax expense for the three months ended June 30, 2004 and 2003, includes only international taxes. U.S. deferred tax assets from net operating loss carryforwards and other timing differences are offset in full by a valuation allowance resulting in no net U.S. tax expense.

      The tax expense for the three and six months ended June 30, 2004, is due to current and deferred taxes payable on the earnings in certain international jurisdictions including withholding taxes on certain types of earnings. Due to the uncertainty of realization of deferred tax assets related to net operating losses and other temporary differences, the U.S. and foreign deferred tax assets of $94.7 million at June 30, 2004, were offset by a valuation allowance of $6.4 million in accordance with SFAS No. 109. The Company’s deferred tax liabilities at June 30, 2004, were $247.3 million resulting in net deferred tax liabilities of $159.0 million. For 2003, the tax expense is due to current and deferred taxes payable on earnings under the local income tax laws and regulations in certain international jurisdictions including withholding taxes on certain types of earnings. The Company’s deferred tax assets at December 31, 2003, were $366.5 million offset by a valuation allowance of $156.5 million. The Company’s deferred tax liabilities at December 31, 2003, were $375.1 million resulting in net deferred tax liabilities of $165.1 million.

      The effective income tax rate for the period ended June 30, 2004 and 2003, differs from the statutory federal income tax rate of 35% primarily due to lower tax rates in foreign jurisdictions.

      As of June 30, 2004, the valuation allowance against U.S. and foreign net operating loss carryforwards was $4.9 million and the valuation allowance against other deferred tax assets was $1.5 million. As of December 31, 2003, a valuation allowance of $155.0 million was provided to account for potential limitations on utilization of U.S. and foreign net operating loss carryforwards, and a valuation allowance of $1.5 million was provided for other deferred tax assets. Net operating loss carryforwards for foreign purposes have no expiration date.

      As of June 30, 2004, NRG Energy’s management intends to indefinitely reinvest the earnings of foreign operations except to the extent the earnings are not subject to current U.S. income taxes. Accordingly, U.S. income taxes and foreign withholding taxes have not been provided on a cumulative amount of losses of $340.5 million at June 30, 2004, and $387.5 million at December 31, 2003.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Commitments and Contingencies

Legal Issues

Matra Powerplant Holding B.V.

      Matra Powerplant Holding B.V. (“Matra”) is presently involved in a dispute with the Dutch tax commissioner. For the tax years from 1998 until 2001, NRGenerating International B.V. indirectly (through Kladno Power (No. 2) B.V. and Entrade Holdings B.V.) held 50% of the issued and outstanding shares in the capital of Matra. The shareholders of Matra granted interest-free loans to Matra in reliance upon a favorable tax ruling granted to NRGenerating International B.V. in 1994.

      The tax commissioner now has asserted that the loans constitute capital contributions (so-called shareholders’ loans) and thereby has challenged the imputed interest deductions of Matra in the subsequent years.

      Accordingly, the tax commissioner has issued the following statutory notices of deficiency (“SND”) and tax assessments (“TA”):

1998 SND	Corporate Income Tax 35%	EUR518,723
1998 SND	Capital Duty 1%	EUR615,179
2001 TA	Corporate Income Tax 35%	EUR1,702,349

      The Company has filed appeals against the SND and TA. For the 1998 corporate income tax SND, the tax commissioner has to prove that a new fact justifies the SND. This is not required for the 1998 capital duty SND or the 2001 corporate income TA. At this time, the Company cannot estimate the likelihood of success regarding these claims.

Threatened claims against the Company’s subsidiaries relating to the funding of several projects, realized by way of (informal) capitalization

      The Dutch tax commissioner has asserted that the capitalization of some of the Company’s subsidiaries was basically intended to avoid capital duty in The Netherlands, which could constitute abuse of law (“fraus legis”). In the Company’s correspondence with the tax commissioner, the Company made clear that there were other substantial commercial reasons to use these specific structures, including avoidance of currency exchange gains and/or capital duty in Luxembourg and/or other reasons.

      The tax commissioner has not yet responded to the Company’s latest response sent to the commission on May 21, 2001.

      The threatened respective amounts of capital duty are:

(a) NRGenerating International B.V.: AUD $3,784,670, AUD $1,569,366, UK pounds 1,080,000 and UK pounds 155,294;

(b) NRGenerating Holdings (No. 15) B.V.: UK pounds 900,000; and

(c) NRGenerating Holdings (No. 20) B.V.: US$1.

      No prediction of the likelihood of an unfavorable outcome can be made at this time.

NRGenerating Holdings (No. 4) B.V. and Gunwale B.V.

      In the years 1999 and 2000, Gunwale B.V. was part of a transaction intended to recapitalize NRGenerating Holdings (No. 4) B.V. The Company has asserted that these transactions were structured so as to mitigate currency exchange risk and for other substantial commercial reasons. The tax commissioner has

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued statutory notices of deficiency for both NRGenerating Holdings (No. 4) B.V. and Gunwale B.V., arguing that asserted exemptions do not apply and that duty should have been paid under prevailing law. The threatened amount of capital duty due would amount to approximately EUR 235,943 for the year 1999 and EUR 1,325,334 for the year 2000.

      Objections to these notices have been filed by Dutch counsel for the buyer, Grant Energy Alliance Corporation, of NRGenerating Holdings (No. 4) B.V. and Gunwale B.V.

      Although both companies were sold in April 2004 as part of the sale of Loy Yang, and therefore are no longer held by any of the Company’s affiliates, under the share sale agreement, the Company still could become indirectly liable for the subject capital duty, should the buyer exercise a put-option for a predetermined price respective to the shares in Gunwale B.V.

Matra Powerplant Holding B.V.

      The Dutch tax commissioner appears to have treated Matra’s taxable income for 1999 in a manner inconsistent with the commissioner’s treatment of Matra’s taxable income for 1998 and 2001, as referenced above. In the event the commissioner were to later assert that it clearly erred in its 1999 treatment, the commissioner could issue a new SND, subject to demonstrating that the taxpayer should have been aware of this error and the existence of a new fact to support the new SND. Should the tax commissioner issue a new SND for 1999, the Company believes the assessment could exceed US$1.2 million.

Flinders Refurbishment Project

      Flinders Power Partnership (“Flinders”) is engaged in a dispute with Alstom Power Limited (“Alstom”), the contractor engaged to provide turnkey refurbishment of the Playford B Power Station. Flinders assert that, pursuant to the Turnkey Refurbishment Contract, Alstom owes Flinders substantial liquidated damages for failing to timely achieve certain project completion milestones. Flinders has set-off some AUD$13 million of those liquidated damage amounts against Alstom’s progress invoices, and asserts a further claim for liquidated damages, availability guarantee payments and other items totaling some additional AUD$23 million. Alstom disputed Flinders’ entitlement to liquidated damages and commenced court proceedings, asserting that Flinders owes it approximately AUD$25 million beyond what Flinders has already paid. By mutual agreement, those proceedings have been adjourned while the parties attempt to mediate the dispute. No prediction of the likelihood of an unfavorable outcome can be made at this time.

Contractual Commitments

Flinders Power

      Upon the acquisition of Flinders Power in August 2000, the South Australian Government assigned money losing contracts with Osborne Power Plant (“OCPL”) to Flinders Power. The Osborne plant has a nameplate capacity of 180 MW, notionally comprising baseload capacity of 134 MW, surplus baseload capacity of 7 MW and peaking capacity of 39 MW. Under its power purchase agreement with the owner of the OCPL, Flinders Power purchases electricity from OCPL and bids that electricity into the National Electricity Market (“NEM”). Under a separate gas sale agreement, Flinders Power also supplies OCPL with gas. Flinders Power is supplied with that gas under a contract with Terra Gas Trader (“TGT”). These contracts are derivatives that do not qualify for hedge accounting treatment in accordance with SFAS No. 133. See Note 10 — Derivative Instruments and Hedging Activities.

      TGT is owned by Tarong Energy (a Queensland Government owned corporation). Both Flinders Power’s purchases of electricity from OCPL and supply of gas to OCPL are at a loss. These contracts are accounted for as derivatives and reflected accordingly in the consolidated financial statements of the Company.

NRG INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Guarantees

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

      In connection with the application of push down accounting, all outstanding guarantees were considered new; accordingly, the Company applied the provisions of FIN 45 to all of those guarantees. Each guarantee was reviewed for the requirement to recognize a liability at inception. As a result, the Company was not required to record any liabilities.

      On December 23, 2003, the Company’s parent, NRG Energy, issued $1.25 billion of 8% Second Priority Notes, due and payable on December 15, 2013. On January 28, 2004, NRG Energy also issued $475.0 million of Second Priority Notes, under the same terms and indenture as its December 23, 2003 offering.

      NRG Energy’s payment obligations under the notes and all related Parity Lien Obligations are guarantees on an unconditional basis by each of NRG Energy’s current and future restricted subsidiaries, of which the Company is one. The notes are jointly and severally guaranteed by each of the guarantors. The subsidiary guarantees of the notes are secured, on a second priority basis, equally and ratably with any future parity lien debt, by security interest in all of the assets of the guarantors, except certain excluded assets, subject to liens securing parity lien debt and other permitted prior liens.

      The Company’s obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

	Guarantee/
	Maximum		Expiration
	Exposure	Nature of Guarantee	Date	Triggering Event

	(In thousands of dollars)
NRG Energy Second Priority Notes due 2013	$1,753,000	Obligations under credit agreement	2013	Nonperformance

16.	Related Party Transactions

      In December 2003, the Company sold 100% of its outstanding shares of Sterling Luxembourg (No. 4) S.a.r.L. (“Sterling”) which held an interest in Itiquira S.A., COBEE, Flinders Finance and several dormant holding companies. Fifty percent of the total outstanding shares of Sterling were sold to NRG Latin America, Inc., a wholly owned subsidiary of NRG Energy and an affiliate of the Company, for $3 million, satisfied through a reduction of NRG Latin America, Inc.’s receivable from the Company. The remaining 50% of the total outstanding shares were sold to NRG Energy for $3 million, which consisted of a dividend distribution of one dollar, plus settlement of a payable to NRG Energy of $3 million. As part of this transfer of assets to affiliates, the Company entered into a note payable in the amount of $10.7 million with NRGenerating Holdings No. 21 BV, an indirect wholly owned subsidiary of NRG Energy and an affiliate of the Company. See Note 11 — Long Term Debt and Capital Leases.

      In accordance with SFAS No. 141, Business Combinations, because the transfer was between entities under common control, the provisions of APB Opinion No. 16, Business Combinations, applied. Therefore all activity related to the entities that were sold was removed from the financial statements of NRG International LLC as presented herein.